

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 31, 2020

Adam W. Miller
Chief Financial Officer
Knight-Swift Transportation Holdings Inc.
20002 North 19th Avenue
Phoenix, Arizona 85027

>   **Re: Knight-Swift Transportation Holdings Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2019**
>   **File No. 001-35007**

Dear Mr. Miller:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation